

October 4, 2011

<u>Via E-mail</u>
Dr. Mehran P. Ghazvini
President and Chief Executive Officer
Global Green, Inc.
2820 Remington Green Circle
Tallahassee, FL 32308

> **Re:**   **Global Green, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1/A**
>   **Filed September 21, 2011**
>   **File No. 333-174853**

Dear Dr. Ghazvini:

We have reviewed your amended registration statement and response letter filed September 21, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1/A

Our Company Risk Factors, page 5

"Our officers and directors are not employed full-time by us . . .," page 8

1. We note your response to Comment 5 and reissue the comment. It does not appear that you have revised your disclosure in response to our comment. Please delete the last sentence of this risk factor, as it is mitigating information and accordingly is not appropriate discussion in a risk factor.

<u>"The regulation of penny stocks by SEC and FINRA may discourage . . .," page 15</u>

2. We note your response to Comment 8 and reissue the comment in part. Please expand your disclosure in this risk factor to indicate that absent arbitration agreements, specific legal remedies available to investors of penny stocks include the following:

- If a penny stock is sold to the investor in violation of the requirements listed above, or other federal or states securities laws, the investor may be able to cancel the purchase and receive a refund of the investment.

- If a penny stock is sold to the investor in a fraudulent manner, the investor may be able to sue the persons and firms that committed the fraud for damages.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tabatha Akins at (202) 551-3658 or Don Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Rose Zukin at (202) 551-3239, Bryan Pitko at (202) 551-3203, or me at (202) 551-3710 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director

cc: Michael A. Littman
        Attorney at Law
        7609 Ralston Road
        Arvada, CO 80002